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Federal Reserve Bank Building 701 East Byrd Street Richmond, VA 23210 Telephone: 804-771-9500 Facsimile: 804-644-0957 Mailing Address: Post Office Box 500 Richmond, VA 23218-0500	Fredericksburg Office: 725 Jackson Street, Suite 200 Fredericksburg, VA 22401-5720 Phone: 540-372-3515 Fax: 540-372-3941 www.hf-law.com
March 24, 2006
VIA EDGAR and FEDERAL EXPRESS
Ms. Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549
Re: NNN Apartment REIT, Inc., Amendment No. 2 to Form S-11, Reg. No. 333-130945
Dear Ms. Gowetski:
     We have received your comment letter dated March 10, 2006 (the “Comment Letter”) with respect to the above-referenced Registration Statement for NNN Apartment REIT, Inc. (the “Company”). Your comments are set forth below in italics. Our responses to your comments are set forth below each recitation of your comment. Page numbers refer to the pages in Amendment No. 2 to the Form S-11 filed concurrently herewith.
General
1.	We note your responses to comments no. 3 and 4, and we may have additional comments after reviewing the materials.
     The Company notes the staff’s comment and will provide these materials as soon as they are available.

March 24, 2006

Questions and Answers about the Offering, page viii
What conflicts of interest will your advisor face?, page x
2.	We note your response to comment no. 7 and the revised disclosure that NNN/ROC Apartment Holdings, LLC tends to acquire apartment properties that do not meet your investment objectives. Please expand your disclosure on page x to briefly describe how apartment properties acquired by NNN/ROC Apartment Holdings, LLC do not meet your investment objectives.
     The Company has expanded the disclosure on page x of the registration statement to comply with the staff’s comment.
Does NNN Apartment REIT have a share repurchase plan?, page xiii
3.	We note your response to comment no. 6. Please confirm that you will submit your no-action request regarding Regulation M to the Division of Market Regulation, rather than the Office of Mergers and Acquisitions.
     The Company confirms that it will submit its request for no action relief from Rule 102 of Regulation M under the Securities Exchange Act of 1934 to the Division of Market Regulation.
Prospectus Summary, page 1
Organization Chart for Our Company and Our Advisor, page 13
4.	We note your response to comment no. 12. Please revise your disclosure to provide this information, including your manager’s website.
     The Company has revised the disclosure on page 14 in accordance with the staff’s comment.

March 24, 2006

Risk Factors, page 15
Conflicts of Interest, page 17
Our advisor may be entitled to significant compensation.........page 19
5.	We note your response to comment no. 16. Please expand your disclosure on pages 19 and 58 to briefly describe the factors that the independent directors will consider in determining any termination fees.
     The Company has expanded the disclosure on pages 20 and 60 in accordance with the staff’s comment. Please note that the Company has revised the incentive compensation payable to the advisor. As revised, the advisor may receive an incentive distribution upon the listing of the Company’s shares on a national market exchange or national market system equal to 15.0% of the amount, if any, by which (1) the market value of the Company’s outstanding stock plus distributions paid by the Company prior to listing, exceeds (2) the sum of the amount of capital the Company invested in the operating partnership plus an 8% per annum cumulative, non-compounded return on such invested capital. “Fees payable upon termination of the advisory agreement,” as disclosed in the compensation tables on pages 11 and 72, now only apply to an internalization of the advisor in connection with the Company’s conversion to a self-administered REIT.
Our advisor may receive economic benefits from its status as a special limited partner without bearing any of the investment risk, page 28
6.	We note your response to comment no. 23 and the revised disclosure. We continue to believe that you should quantify the incentive distribution and reissue that portion of the comment.
     The Company has quantified the incentive distribution on page 29 in accordance with the staff’s comment.
Investment Objectives and Policies, page 34
7.	We note your response to comment no. 27 and the revised disclosure. Please expand your disclosure on pages 37 and 105 to quantify the amount of any real estate commissions to be received by your advisor or an affiliate of your advisor in connection with these acquisitions.
     The Company has revised the disclosure on pages 38 and 109 in accordance with the staff’s comment.

March 24, 2006

2006 Incentive Award Plan, page 53
8.	We note your response to comment no. 30 and the revised disclosure. We continue to believe that you should expand your disclosure to clarify when you expect to hire employees. Please revise as previously requested.
     The Company does not anticipate hiring any employees within the first twelve months following the commencement of the offering. The Company has revised the disclosure on page 53 in this regard. If the Company hires an employee during or after this period, it will disclose in its filings with the Securities and Exchange Commission that it has hired an employee and the role that employee serves with the Company.
Certain Relationships and Related Transactions, page 53
The Advisory Agreement, page 57.
9.	We note your response to comment no. 32 and the revised disclosure. We further note the sentence on page 58 that the advisory agreement may be terminated by your advisor or a majority of the independent directors upon 60 days’ prior written notice without cause. Please clarify, if true, that there are no penalties if the agreement is terminated upon 60 days’ prior written notice without cause.
     The Company affirms that there are no penalties payable to the advisor if the advisory agreement is terminated by either the Company or the Company’s advisor upon 60 days’ prior written notice without cause, and has revised the disclosure on page 59 in accordance with the staff’s comment. Please note that the advisor may be entitled to incentive distributions or other compensation under certain circumstances upon termination of the advisory agreement, but these do not constitute penalties. The advisor is entitled to an incentive distribution upon listing of the Company’s shares on a national securities exchange or national market system, but only to the extent (1) the market value of the Company’s outstanding stock plus distributions paid by the Company prior to listing, exceeds (2) the sum of the amount of capital the Company invested in the operating partnership plus an 8% per annum cumulative, non-compounded return on such invested capital (the “8% return”). Upon the advisor’s receipt of the incentive distribution upon listing, the advisor’s special limited partnership units will be redeemed and the advisor will not be entitled to receive any further incentive distributions upon sales of the Company’s properties. The advisor may also receive compensation upon a termination of the advisory agreement pursuant to the internalization of the advisor as determined by negotiation between a special committee of the independent directors and the advisor. Finally, in the event of a termination of the advisory agreement other than due to a listing of the Company’s shares or an internalization of the advisor, the Company may also elect to redeem the advisor’s special limited partnership

March 24, 2006

units, which would result in an amount payable to the advisor equal to the “incentive distribution upon sales” if the Company’s properties were immediately liquidated at their fair market value, subject to the Company’s stockholders receiving a return of their invested capital and the 8% return.
Compensation Table, page 60
10.	We note your response to comment no. 34 and the revised disclosure. Please expand your disclosure in the risk factor section and pages 8 and 64 to clarify that the asset management fee is based on the value of the property regardless of whether the property carries a substantial mortgage and that the advisor may have an incentive to use debt to purchase property, which would increase its asset management fee.
     The Company has provided disclosure on pages 8, 19-20 and 65 in accordance with the staff’s comment. Please note that all property acquisitions are subject to the review and approval of the acquisition committee of the Board of Directors, and, therefore, the Board of Directors ultimately controls the amount of debt used to acquire a property, subject to the Company’s leverage policies as disclosed in the Registration Statement.
Prior Performance Summary
Adverse Business Developments or Conditions, page 80
11.	Refer to the last sentence of the first paragraph on page 81. Please revise to clarify the reference to “distributions of the prior years’ excess cash flow.” Explain how the entity experienced “excess cash flow” and why the entity retained cash from year to year instead of distributing the cash to investors. We note a similar reference to “prior years’ excess cash flows” in the third paragraph on page 81.
        The Company has expanded the disclosure on pages 83-84 in accordance with the staff’s comment.

March 24, 2006

Conflicts of Interest, page 104
12.	We note that you may experience conflicts of interest with your directors, officers and affiliates from time to time with regard to any of your investments, transactions and agreements in which they hold a direct or indirect pecuniary interest. Please expand your disclosure to clarify whether any directors, officers and affiliates currently experience such conflicts of interest, briefly describe such conflicts and identify the directors, officers and affiliates.
        The Company has expanded the disclosure on page 107 in accordance with the staff’s comment.
Part II. Information Not Required in Prospectus
Exhibits
13.	We note your response to comment no. 54. Please provide us draft copies of your legal and tax opinions as soon as possible.
        The Company notes the staff’s comment and will provide copies of the legal and tax opinions as soon as possible.
         If you have any questions with respect to any of our responses, please feel free to call me at (804) 771-9507 or Ms. Andrea Biller, General Counsel of Triple Net Properties, at (714) 667-8252 x207.

Sincerely,

/s/ Richard P. Cunningham, Jr.

Richard P. Cunningham, Jr.
cc:	Andrea Biller, Esq.
Louis J. Rogers, Esq.
Stanley J. Olander, Jr.